Exhibit 23.02
CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to Registration Statement No. 333-190911-07 on Form S-3 of our reports dated February 25, 2016, relating to the consolidated financial statements and consolidated financial statement schedule of Entergy Louisiana, LLC and Subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the business combination with Entergy Gulf States Louisiana, L.L.C.) appearing in the Annual Report on Form 10-K of Entergy Louisiana, LLC for the year ended December 31, 2015, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
New Orleans, Louisiana
March 2, 2016